November 25, 2002

BOMBARDIER

Bombardier Inc.
Corporate Office
800 René-Lévesque Blvd. West
Montréal, Québec, Canada H3B 1Y8
Telephone 1 (514) 861-9481
Fax 1 (514) 861-7053
http://www.bombardier.com

THE UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street N.W.
Washington, D.C.
20549

Re: Rule 12g3-2(b) Submission for Bombardier Inc. - File number: 82-3123

Ladies and Gentlemen:

You will find enclosed herewith a copy of the Third Quarterly Report for the nine months ended October 31st, 2002 which Bombardier Inc. is furnishing to the Securities and exchange Commission pursuant to rule 12g3-2(b) of the Securities Exchange Act of 1934.

May I kindly ask you to acknowledge receipt of the enclosed document by signing the enclosed copy of this letter and returning it to me in the stamped, self-addressed envelope which is also enclosed.

Yours truly,

Roger Carle
Corporate Secretary

RC/nl
Encl.

c.c. Mr. Christopher Hilbert – Sidley Austin Brown & Wood

dlw 12/2

We hereby acknowledge receipt of the above letter.

Signed in ____________, this ___ day of ________, 2002.

____

Name:
Title:



THIRD QUARTERLY REPORT

NINE MONTHS ENDED OCTOBER 31, 2002

BOMBARDIER

Experience the Extraordinary

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONSOLIDATED RESULTS

The Management's discussion and analysis that follows is based on the reported earnings in accordance with Canadian generally accepted accounting principles (GAAP). It is also based on i) earnings before interest of the manufacturing segments and income taxes (EBIT); ii) EBIT before the effect of one-time charges and special items; iii) earnings before income taxes (EBT); and iv) EBT before the effect of one-time charges and special items. One-time charges and special items are viewed by Management as items that do not arise as part of the normal day-to-day business operations or that are unusual in nature and that could potentially distort the analysis of trends. These earnings measures do not have a standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other corporations.

Total consolidated revenues of Bombardier Inc. amounted to $5.6 billion in the third quarter ended October 31, 2002, compared to $5.0 billion for the same period the previous year, for an increase of 13%. This increase in revenues is mainly due to a higher level of activities in the transportation segment, higher deliveries of regional jets and sales of used business aircraft, and increased sales of outboard engines, partially offset by the decline in business aircraft deliveries. For the nine months ended October 31, 2002, consolidated revenues increased 21% to $16.8 billion, compared to $13.9 billion for the same period last year. This increase is mainly due to the elements mentioned above for the third quarter, as well as the consolidation of Bombardier Transportation GmbH (formerly DaimlerChrysler Rail Systems GmbH), hereafter referred to as Adtranz, accounts for the full nine-month period of the current fiscal year, compared to five months for last year.

EBIT reached $375.1 million for the three-month period ended October 31, 2002, compared to an EBIT before special items of $404.0 million for the same period last year. Lower EBIT in the aerospace segment more than offset higher EBIT in the transportation and the recreational products segments. EBIT before one-time charges and special items reached $1.2 billion for the nine-month periods ended October 31, 2002 and 2001. Lower EBIT before one-time charges and special items in the aerospace segment was offset by higher EBIT before one-time charges and special items in the other three segments.

Net interest expense of the manufacturing segments increased to $61.7 million for the quarter ended October 31, 2002 from $41.1 million for the quarter ended October 31, 2001. The increase in net interest expense for the quarter ended October 31, 2002 results mainly from increased debt due to higher net segmented assets. On a year-to-date basis, net interest expense of the manufacturing segments totalled $165.3 million, compared to $97.0 million for the same period last year. The increase in net interest expense results from higher debt, due to the acquisitions of Adtranz and of the outboard engine net assets, as well as higher net segmented assets.

As a result, EBT for the three-month period ended October 31, 2002 was $313.4 million, or 5.6% of revenues, compared to an EBT before special items of $362.9 million, or 7.3% of revenues, for the same period last year. EBT before one-time charges and special items for the nine-month period ended October 31, 2002 reached $1.0 billion, or 6.0% of revenues, compared to $1.1 billion, or 8.2% of revenues, for the same period the previous year.

During the second quarter of fiscal year 2003, one-time charges amounting to $211.4 million were recorded in cost of sales and operating expenses in the aerospace segment.

During the third quarter ended October 31, 2001, the Corporation recorded a special charge of $662.5 million related to Bombardier Capital (BC) operations. In addition, special charges of $296.1 million were recorded in the aerospace segment.

The Corporation's income taxes totalled $104.0 million in the third quarter of the current fiscal year, against an income tax benefit of $228.1 million for the same period last year. Year-to-date income taxes amounted to $262.9 million, compared to $23.4 million for the first nine months of the previous year. The effective consolidated income tax rate before special items for the Corporation's worldwide operations for the nine months ended October 31, 2002 was 33.2%, compared to 33.1% for the same period the previous year.

Net income reached $209.4 million, or $0.15 per share, for the third quarter of the current fiscal year, compared to a loss of $367.6 million, or $0.27 per share, for the third quarter last year. On a year-to-date basis, net income totalled $530.0 million, or $0.37 per share, compared to $161.3 million, or $0.11 per share, for the same period last year.

As at October 31, 2002, the order backlog was $44.4 billion, compared to $44.1 billion as at January 31, 2002, and $45.9 billion as at October 31, 2001.

BOMBARDIER AEROSPACE

Bombardier Aerospace's revenues before intersegment eliminations amounted to $2.4 billion for the three-month period ended October 31, 2002, compared to $2.6 billion for the same period the previous year. Revenues before intersegment eliminations for the nine-month period ended October 31, 2002

were $7.7 billion, compared to $7.9 billion for the corresponding period last year. These reductions in revenues are mainly due to the decline in business aircraft deliveries, partially offset by higher deliveries of regional jets and sales of used business aircraft, as well as a higher effective exchange rate of the U.S. dollar compared to the Canadian dollar, arising from the Corporation's hedging activities.

EBIT for the third quarter ended October 31, 2002 was $188.9 million, or 7.8% of revenues, compared to an EBIT before special items of $301.2 million, or 11.7% of revenues, for the same period the previous year. EBIT before one-time charges and special items amounted to $704.5 million, or 9.1% of revenues, for the nine-month period ended October 31, 2002, compared to $1.1 billion, or 13.5% of revenues, for the corresponding period the previous year. These decreases are primarily explained by a different mix of aircraft deliveries, arising mainly from lower deliveries of business aircraft due to continuing difficult economic conditions. The margin percentages were also impacted by higher used business aircraft sales with lower margins. In addition, EBIT for the quarter ended October 31, 2002 was also impacted by a charge of $23.0 million for severance and other involuntary termination costs. This charge relates to the first phase of the Corporation's plan, announced September 27, 2002, to reduce employment levels by 1,980 people at all Bombardier Aerospace sites. The plan also contemplates temporary shutdowns of production lines for some of its aircraft.

Net interest expense amounted to $77.7 million for the quarter ended October 31, 2002, compared to $61.4 million for the quarter ended October 31, 2001. Net interest expense increased for the current period mainly due to lower customer advances, partially offset by a lower interest rate environment. For the nine months ended October 31, 2002, net interest expense totalled $216.0 million, compared to $185.5 million for the same period last year. This increase results from lower customer advances and higher inventory levels, partly offset by a lower interest rate environment.

As a result, EBT amounted to $111.2 million, or 4.6% of revenues, for the third quarter ended October 31, 2002, compared to an EBT before special items of $239.8 million, or 9.3% of revenues, for the same period last year. For the nine months ended October 31, 2002, EBT before one-time charges and special items was $488.5 million, or 6.3% of revenues, compared to $879.1 million, or 11.1% of revenues, for the nine months ended October 31, 2001.

During the second quarter of fiscal year 2003, one-time charges amounting to $211.4 million ($136.0 million after tax) were recorded. As a result of the continuing weakness in the U.S. economy, a review of the business and commercial used aircraft portfolios was conducted and a charge of $170.4 million was recorded. This charge relates to the write-down in the value of used aircraft, as well as additional provisions resulting from lower anticipated sub-lease revenues on aircraft under sale and leaseback pursuant to the US Airways Group, Inc. decision to file for reorganization under Chapter 11 of the U.S. Bankruptcy Code. Also recorded during this quarter was a one-time charge of $41.0 million in connection with the final settlement of a lawsuit initiated by Raytheon E-Systems Inc., related to contractual disputes and to additional provisions for contractual disputes with a customer.

During the quarter ended October 31, 2001, the Corporation recorded a special charge of $264.0 million ($176.9 million after tax) relating to the write-off of the carrying value of the non-recurring costs of the Bombardier Q400* program, and a $32.1 million ($21.5 million after tax) special charge for severance and other involuntary termination costs.

The aerospace firm order backlog totalled $21.3 billion as at October 31, 2002, compared to $23.7 billion as at January 31, 2002, and $24.9 billion as at October 31, 2001.

Business Aircraft

The deliveries detailed in the following table include the aircraft sold to customers of the Bombardier Flexjet* program, which enables individuals or companies to purchase a share in a Bombardier business jet.

	Three months ended October 31		Nine months ended October 31	
	2002	2001	**2002**	2001
Bombardier Learjet* 31A	**1**	1	**4**	7
Bombardier Learjet 45	**6**	9	**21**	42
Bombardier Learjet 60	**4**	4	**13**	20
Bombardier Challenger* 604	**6**	6	**18**	26
Bombardier Global Express*	**0**	4	**10**	16
TOTAL	**17**	24	**66**	111

During the three-month and nine-month periods ended October 31, 2002, deliveries of business aircraft decreased compared to the corresponding periods last year, as a result of the continuing weakness in the U.S. economy.

Bombardier Flexjet Program

As at October and January 31, 2002, 105 aircraft were in service in North America under the Bombardier Flexjet program. The number of customers with a flight time entitlement totalled 707 as at October 31, 2002, compared to 661 as at January 31, 2002.

Bombardier Business Aircraft Completions

During the three-month and nine-month periods ended October 31, 2002, 35 and 120 aircraft respectively, were completed at Bombardier Aerospace's two business aircraft completion centres, as well as at authorized completion centres. By comparison, 45 and 127 aircraft respectively, were completed in the corresponding periods of the previous year.

The aircraft completions were as follows:

	Three months ended October 31		Nine months ended October 31	
	2002	2001	**2002**	2001
Bombardier Learjet 31A	**2**	2	**10**	12
Bombardier Learjet 45	**9**	13	**38**	41
Bombardier Learjet 60	**4**	10	**19**	26
Bombardier Challenger 604	**10**	12	**27**	28
Bombardier Global Express	**10**	8	**26**	20
TOTAL	**35**	45	**120**	127

Regional Aircraft

Bombardier Aerospace delivered the following regional aircraft:

	Three months ended October 31		Nine months ended October 31	
	2002	2001	**2002**	2001
Bombardier CRJ100/200*	**33**	24	**90**	86
Bombardier CRJ700*	**12**	10	**29**	16
Bombardier Q100/200*	**0**	0	**0**	1
Bombardier Q300*	**4**	4	**8**	10
Bombardier Q400	**1**	7	**13**	18
TOTAL	**50**	45	**140**	131

During the third quarter ended October 31, 2002, Bombardier Aerospace received seven firm orders, compared to five firm orders for the corresponding period of last year. These seven orders include one Bombardier CRJ100/200, two Bombardier CRJ700 and four Bombardier Q400.

For the nine-month period of the current fiscal year, Bombardier Aerospace received 43 firm orders, compared to 205 for the nine-month period last year. Orders for the current fiscal year were for 36 Bombardier CRJ100/200, three Bombardier CRJ700 and four Bombardier Q400, partially offset by six cancellations for the CRJ100/200, of which one cancellation was made during the third quarter of the current fiscal year.

The regional aircraft order backlog as at October 31, 2002 was as follows:

	Aircraft on Firm Order	Options and Conditional Orders or Letters of Agreement	Total Backlog
Bombardier CRJ100/200	**280**	**844**	**1124**
Bombardier CRJ700	**138**	**319**	**457**
Bombardier CRJ900	**30**	**62**	**92**
Bombardier Q100/200	**1**	**1**	**2**
Bombardier Q300	**12**	**31**	**43**
Bombardier Q400	**13**	**49**	**62**
TOTAL	**474**	**1,306**	**1,780**

Regional airlines continue to experience good performance as a result of their lower cost structures compared to the major airlines, despite the continued weakness of overall passenger traffic and the decrease in fares in the U.S.

There were no Bombardier 415* turboprop amphibious aircraft delivered during the nine-month period ended October 31, 2002, compared to one aircraft delivered during the same period the previous year.

BOMBARDIER TRANSPORTATION

The following analysis takes into consideration the Adtranz acquisition, effective May 1, 2001.

For the third quarter ended October 31, 2002, Bombardier Transportation's revenues before intersegment eliminations amounted to $2.3 billion, compared to $1.7 billion for the third quarter of the previous year, for a 32.3% increase. The revenues of the current quarter reflect a higher level of activities and the increase in the value of the euro compared to the Canadian dollar. Year-to-date revenues before intersegment eliminations increased 67.4% to $7.0 billion, compared to $4.2 billion for the same period last year. This increase is mainly attributable to the consolidation of the results of Adtranz for the full nine months of the current fiscal year compared to five months for the previous year, a higher level of activities and the increase in the value of the euro compared to the Canadian dollar.

EBIT amounted to $82.1 million, or 3.6% of revenues, for the third quarter ended October 31, 2002, compared to $38.6 million, or 2.2% of revenues, for the same period last year. This increase is mainly due to a higher level of activities and the increase in the value of the euro compared to the Canadian dollar. EBIT for the nine months ended October 31, 2002 amounted to $230.3 million, or 3.3% of revenues, compared to $51.5 million, or 1.2% of revenues, for the nine months ended October 31, 2001. In addition to the elements noted above, EBIT for the nine-month period ended October 31, 2002 increased due to the consolidation of the results of Adtranz for the full nine months of the current fiscal year, compared to five months for the same period last year.

Net interest income decreased to $24.6 million for the quarter ended October 31, 2002 from $26.7 million for the quarter ended October 31, 2001, while year-to-date net interest income amounted to $75.5 million, compared to $107.3 million for the same period last year. This decrease in net interest income for the nine-month period is mainly attributable to a lower interest rate environment and higher net assets, partially offset by higher interest on customer advances.

As a result, EBT amounted to $106.7 million, or 4.7% of revenues, for the third quarter ended October 31, 2002, compared to $65.3 million, or 3.8% of revenues, for the same period last year. EBT for the nine months ended October 31, 2002 amounted to $305.8 million, or 4.4% of revenues, compared to $158.8 million, or 3.8% of revenues, for the nine months ended October 31, 2001.

Following Amtrak's decision to suspend service on the Acela[†] trains during the second quarter of the current fiscal year, the trainsets returned to service and a long-term solution was developed and submitted to Amtrak during the third quarter ended October 31, 2002.

The value of Bombardier Transportation's order backlog as at October 31, 2002 totalled $23.1 billion, consisting of $17.6 billion for operations and $5.5 billion for service businesses. This compares to $16.3 billion for operations and $4.1 billion for service businesses, for a total of $20.4 billion as at January 31, 2002, and $17.3 billion for operations and $3.7 billion for service businesses, for a total of $21.0 billion as at October 31, 2001. The increase in the value of the backlog as at October 31, 2002 reflects order intake of $7.6 billion during the nine-month period ended October 31, 2002, and a $2.1 billion adjustment relating to the strengthening of the euro compared to the Canadian dollar.

During the first nine months of fiscal year 2003, Bombardier Transportation received the following major new orders:

Client	Product	Number of cars	Value (in millions of dollars)
GOVIA (U.K.)	Electrostar electric cars, material supply and technical support	460	$1,490.0[1]
Long Island Rail Road (U.S.)	Commuter railcars	352	$941.0
Connex South Eastern (U.K.)	Electrostar electric cars Maintenance	228 30 years	$424.0 $333.0
Connex South Eastern (U.K.)	Suburban Electrostar cars	180	$561.0
HSBC Rail UK Limited, to be operated by Midland Mainline (U.K.)	Diesel-electric multiple unit cars	127	$512.0
Metro-North Commuter Railroad New York (U.S.)	Electrical multiple unit (EMU)	180	$500.0
Trenitalia (Italy)	Electric locomotive	42	$188.0
Western Australian Gov. (Australia)	Electric commuter trains	31	$185.0
Swiss Federal Railways, SBB Cargo AG (Switzerland)	Freight locomotives	40	$171.0
Transport Authority of Lower Saxony (Germany)	Double-deck cars Locomotives	66 10	$161.0
Transport Authority of Frankfurt (Germany)	Low-floor trams	60	$157.0
Deutsche Bahn (Germany)	ICE T high-speed trains	28	$144.0
HSBC Rail UK Limited (U.K.)	Refurbishment of passenger coaches	302	$143.0
Eurotunnel (U.K.)	Modernization of locomotives	37	$135.0
Porterbrook Leasing Company Ltd. (U.K.)	Turbostar DMU	45	$121.0
Eskisehir Greater City Municipality (Turkey)	Light rail transit system	18	$117.0

(1) Value of the complete order

BOMBARDIER RECREATIONAL PRODUCTS

For the three-month and nine-month periods ended October 31, 2002, revenues before intersegment eliminations amounted to $745.1 million and $1.7 billion respectively, compared to $550.0 million and $1.3 billion for the same periods last year. These increases are mainly due to higher outboard engine activities and higher ATV sales. Increased international activities mainly in Australia, Brazil and Europe also contributed to the increase in revenues.

EBIT reached $66.2 million, or 8.9% of revenues, for the three-month period ended October 31, 2002, compared to $51.3 million, or 9.3% of revenues, for the corresponding period last year. EBIT for the nine months ended October 31, 2002 was $145.1 million, or 8.5% of revenues, compared to $111.3 million, or 8.3% of revenues, for the nine months ended October 31, 2001. The increases in EBIT result mainly from a higher level of activities. The lower EBIT margin for the third quarter ended October 31, 2002 reflects a different product mix resulting from higher outboard engines sales, compared to the corresponding period last year.

Net interest expense increased to $8.6 million for the quarter ended October 31, 2002, from $6.4 million for the quarter ended October 31, 2001. For the nine months ended October 31, 2002, net interest expense totalled $24.8 million, compared to $18.8 million for the same period last year. These increases reflect an increase in net assets, mostly arising from the relaunch of outboard engine activities, partially offset by a lower interest rate environment.

As a result, EBT totalled $57.6 million, or 7.7% of revenues, for the third quarter ended October 31, 2002, compared to $44.9 million, or 8.2% of revenues, for the third quarter ended October 31, 2001. EBT for the nine months ended October 31, 2002 amounted to $120.3 million, or 7.0% of revenues, compared to $92.5 million, or 6.9% of revenues, for the nine months ended October 31, 2001.

BOMBARDIER CAPITAL

The following analysis refers to revenue-generating assets, which are defined as finance receivables and operating lease portfolios on which BC earns interest revenues and lease income. Operating lease portfolios include on-balance sheet assets under operating leases and railcar assets under sale and leaseback. In addition to revenue-generating assets, assets under management include securitized loans and lease receivables sold to third parties on which BC earns servicing fees. Publicly securitized manufactured housing loans are excluded from assets under management, following the Corporation's decision to completely withdraw from this business, as announced on September 26, 2001.

To simplify the financial reporting and to provide better visibility of the floorplan receivable activities, the securitized floorplan receivable portfolios are recorded as financing transactions, and the assets and related debt are presented on the balance sheet, effective June 1, 2002. This resulted in an increase in finance receivables of $2.0 billion and an equal amount for the short-term borrowings and long-term debt as at June 1, 2002. The Corporation's credit exposure to the securitized portfolios and the recourse of the lenders against the Corporation have not been affected by these modifications. No gain or loss was recognized as a result of these modifications. All floorplan receivables managed by BC are now presented on-balance sheet.

On September 27, 2002, BC announced its decision to reduce its debt over a period of several months, mainly through the sale and gradual wind-down of the receivable factoring and the business aircraft financing portfolios. As a result of these decisions, the receivable factoring and business aircraft portfolios have been reclassified as discontinued portfolios (see the table on page 10).

Average revenue-generating assets amounted to $10.8 billion for the quarter ended October 31, 2002, compared to $10.7 billion for the quarter ended October 31, 2001. This increase is mainly due to the recognition of the securitized floorplan receivables on-balance sheet, effective June 1, 2002, as well as higher commercial aircraft interim financing. These increases were mainly offset by the September 26, 2001 decision to withdraw from the manufactured housing business, as well as decreases in the receivable factoring portfolio. For the nine-month period ended October 31, 2002,

average revenue-generating assets amounted to $10.4 billion, compared to $10.7 billion for the same period last year. This decrease is primarily the result of the September 26, 2001 decision to withdraw from the manufactured housing business. The manufactured housing loans in public securitizations are no longer part of revenue-generating assets. The liquidation of other discontinued portfolios also contributed to the reduction in average revenue-generating assets. These decreases were partially offset by higher commercial aircraft interim financing, as well as the effect of the recognition of the securitized floorplan receivables on-balance sheet.

For the third quarter of the current fiscal year, BC's revenues before intersegment eliminations amounted to $234.6 million, or 2.2% (8.6% on an annualized percentage basis) of average revenue-generating assets, compared to $233.0 million, or 2.2% (8.6% on an annualized percentage basis) of average revenue-generating assets, for the quarter ended October 31, 2001. This increase in revenues is mainly due to the additional revenues from the securitized floorplan receivable portfolios, accounted for off-balance sheet before June 1, 2002, offset by a declining interest rate environment and the exiting of the manufactured housing business in September 2001. On a year-to-date basis, revenues before intersegment eliminations were $648.9 million, or 6.2% (8.3% on an annualized percentage basis) of average revenue-generating assets, compared to $751.9 million, or 7.0% (9.4% on an annualized percentage basis) of average revenue-generating assets, for the same period last year. This decrease in revenues is primarily due to the exiting of the manufactured housing business, as well as a declining interest rate environment, partially offset by additional revenues from the securitized floorplan receivable portfolios, accounted for off-balance sheet before June 1, 2002.

BC's EBT amounted to $37.9 million, or 16.2% of revenues, for the quarter ended October 31, 2002, compared to an EBT before special items of $12.9 million, or 5.5% of revenues, for the same period last year. EBT for the nine months ended October 31, 2002 was $89.7 million, or 13.8% of revenues, compared to an EBT before special items of $12.9 million, or 1.7% of revenues, for the nine months ended October 31, 2001. This increase in profitability results from improved operating margins following the discontinuance of the manufactured housing and consumer finance businesses.

As a result of the decision to discontinue loan origination activities for the manufactured housing and the consumer products finance businesses, and the slowdown in the U.S. economy, which has negatively affected the credit quality of the portfolios related to these businesses, a special charge of $540.4 million ($330.4 million after tax) was recorded in the third quarter ended October 31, 2001. In addition, during the same quarter, BC incurred charges of $122.1 million ($74.7 million after tax) for the write-down of the value of other assets related to the discontinued portfolios and for other related restructuring charges.

The following table presents the total assets under management including on- and off-balance sheet finance receivables and assets under operating leases, before allowance for credit losses.

(millions of Canadian dollars)	**As at October 31, 2002 (unaudited)**			As at January 31, 2002		
	On-balance sheet	**Off-balance sheet**	**Total**	On-balance sheet	Off-balance sheet	Total
Continued portfolios						
Asset services						
Commercial aircraft						
Interim financing	**$ 1,220.0**	**$ –**	**$ 1,220.0**	$ 395.9	$ –	$ 395.9
Long-term leasing	**590.1**	**–**	**590.1**	630.2	–	630.2
	1,810.1	**–**	**1,810.1**	1,026.1	–	1,026.1
Industrial equipment	**115.2**	**–**	**115.2**	124.8	–	124.8
Total asset services	**1,925.3**	**–**	**1,925.3**	1,150.9	–	1,150.9
Railcar leasing	**63.3**	**1,072.9**	**1,136.2**	65.8	1,067.8	1,133.6
Inventory finance	**2,692.8**	**–**	**2,692.8**	973.7	1,890.7	2,864.4
Total continued portfolios	**4,681.4**	**1,072.9**	**5,754.3**	2,190.4	2,958.5	5,148.9
Discontinued portfolios						
Business aircraft	**2,671.3**	**–**	**2,671.3**	2,223.2	–	2,223.2
Receivable factoring	**1,577.9**	**–**	**1,577.9**	2,481.7	–	2,481.7
Manufactured housing	**551.3**	**–**	**551.3**	630.7	–	630.7
Consumer finance	**382.3**	**158.4**	**540.7**	443.9	313.8	757.7
Other	**289.8**	**49.9**	**339.7**	532.9	90.0	622.9
Total discontinued portfolios	**5,472.6**	**208.3**	**5,680.9**	6,312.4	403.8	6,716.2
Total	**$ 10,154.0**	**$ 1,281.2**	**$ 11,435.2**	$ 8,502.8	$ 3,362.3	$ 11,865.1

In addition, the manufactured housing portfolios in public securitization vehicles amounting to $2.3 billion as at October 31, 2002 ($2.6 billion as at January 31, 2002) were serviced by BC, but are not considered assets under management and therefore are excluded from the above table, following Management's September 26, 2001 decision to exit this business.

The business aircraft portfolio has a 83.3% loan-to-value ratio as at October 31, 2002, compared to 84.0% as at January 31, 2002.

FINANCIAL POSITION

Bombardier

Short-term borrowings less cash and cash equivalents amounted to $1.3 billion as at October 31, 2002, compared to $878.9 million as at January 31, 2002. This $407.0 million increase is mainly attributable to increases in inventories and receivables of $1.4 billion and $295.2 million respectively, and a reduction in advances and progress billings in excess of related costs of $198.4 million, partially offset by an increase in other liabilities of $253.1 million, and by the proceeds from the issuance of long-term debt and preferred shares amounting to $1.1 billion.

Total inventories as at October 31, 2002 were $10.4 billion, compared to $9.0 billion at the end of the previous fiscal year, for an increase of $1.4 billion. In addition to the normal build-up of inventory in the early part of the year, this increase results mainly from the strengthening of the euro compared to the Canadian dollar and a higher level of activities in the transportation segment. Advances and progress billings in excess of related costs, shown as liabilities, have decreased to $2.8 billion as at October 31, 2002, compared to $3.0 billion at the end of the previous year, mainly as a result of lower advances in the aerospace segment.

Goodwill relating to the acquisition of Adtranz was $3.1 billion as at October 31, 2002, compared to $2.7 billion as at January 31, 2002. This increase is due to the increase in the value of the euro compared to the Canadian dollar.

Bombardier free cash flows, defined as cash flows from operating activities less additions to property, plant and equipment, generated in the third quarter of the current fiscal year, amounted to $174.2 million, compared to a use of $523.7 million for the third quarter of last year, representing an improvement of $697.9 million. For the nine-month period ended October 31, 2002, free cash flows used amounted to $1.0 billion, an improvement of $1.6 billion over a use of $2.6 billion for the same period last year. Bombardier free cash flows are typically negative during the early part of the year, mainly due to the cyclical build-up of net segmented assets during this period.

Bombardier's debt-to-capital ratio net of cash and cash equivalents improved, reaching 48.0% as at October 31, 2002, compared to 50.7% as at July 31, 2002. This ratio was 42.0% as at January 31, 2002, and 47.7% as at October 31, 2001.

BC

The portfolios of finance receivables and assets under operating leases before allowance for credit losses amounted to $10.2 billion as at October 31, 2002, compared to $8.5 billion as at January 31, 2002. This increase is mainly the result of recognizing $1.7 billion of securitized floorplan receivables on-balance sheet as at October 31, 2002, and increases in commercial interim and business aircraft portfolios, partially offset by a lower level of receivable factoring and by the continuous liquidation of the manufactured housing and consumer finance portfolios. Including securitized loans and serviced lease receivables sold to third parties and the fleet of freight cars under sale and leaseback, assets under management amounted to $11.4 billion and $11.9 billion respectively, as at October 31, 2002 and January 31, 2002, for a decrease of 3.6%.

During the third quarter of the current fiscal year, in anticipation of the reduction of its debt in the near term, BC repaid Bombardier $178.0 million of subordinated debt, thereby reducing Bombardier's investment in BC. As a result, BC's financial leverage, determined as the ratio of on- and off-balance

sheet debt to shareholders' equity and subordinated debt from Bombardier, as at October 31, 2002, and January 31, 2002, was 8.6 to 1 and 7.8 to 1 respectively.

CAPITAL RESOURCES

The Corporation has substantial availability under its lines of credit, of which 72% have a maturity of three years or more. Of the total committed credit facilities of $7.5 billion for Bombardier and $3.6 billion for BC as at October 31, 2002, $1.8 billion and $1.3 billion respectively, were available. Taking into consideration $1.6 billion of cash and cash equivalents as at October 31, 2002, the Corporation has a total of $4.7 billion of short-term capital resources as at October 31, 2002, which are considered adequate for its activities.

Total availability under Bombardier's lines of credit decreased by $1.5 billion during the quarter ended October 31, 2002, and cash and cash equivalents increased by $940.2 million, for a net decrease in short-term capital resources of $572.6 million. This net decrease is mainly attributable to the repayment of $802.1 million of floating-rate notes, offset by cash flows generated during the quarter and the repayment by BC of advances and subordinated debt. Total availability under Bombardier's lines of credit decreased by $602.9 million for the nine months ended October 31, 2002, and cash and cash equivalents increased by $869.5 million, for a net increase in short-term capital resources of $266.6 million. This increase is mainly due to the July 10, 2002 increase of its European facilities for approximately €500.0 million and the issuance of long-term debt and preferred shares for $1.1 billion, partially offset by the repayment of $802.1 million of floating-rate notes and cash flows used during the first nine months of fiscal year 2003.

In the BC segment, total availability under lines of credit amounted to $1.3 billion as at October 31, 2002, compared to $2.5 billion as at July 31, 2002, for a decrease of $1.2 billion during the third quarter of fiscal year 2003. Cash and cash equivalents for the same period increased by $73.2 million, for a net decrease in short-term capital resources of $1.1 billion. This decrease results mainly from the reduction of two short-term revolving lines and bank loans amounting to $570.9 million and $129.2 million respectively, the reimbursement of advances and subordinated debt of Bombardier and from usage of cash flows during the quarter. Total availability under BC's lines of credit decreased by $656.4 million during the nine months ended October 31, 2002, and cash and cash equivalents increased by $229.6 million, for a net decrease in short-term capital resources of $426.8 million. This decrease results mainly from the reduction of the two short-term revolving lines and bank loans mentioned above, as well as the reduction of other credit facilities, and the repayment of long-term debt for $897.2 million, partially offset by the issuance of $1.4 billion of notes on the European market, and cash flows generated during the nine-month period ended October 31, 2002.

The Corporation considers that its capital resources and current credit facilities will enable it to meet all of its financial requirements in the foreseeable future.

FORWARD-LOOKING STATEMENTS
This report includes "forward-looking statements" that are subject to risks and uncertainties. For information identifying legislative or regulatory, economic, climatic, currency, technological, competitive and other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see Bombardier's Annual Report under the heading Risks and Uncertainties in the Management's Discussion and Analysis section.

All amounts mentioned in this report are in Canadian dollars, unless otherwise stated.

* Trademark of Bombardier Inc. or its subsidiaries
† Registered trademark of Amtrak, used under licence

Bombardier Inc., 800 René-Lévesque Blvd. West, Montréal, Québec, Canada H3B 1Y8
Telephone: (514) 861-9481; Fax: (514) 861-2420; Web site: www.bombardier.com
Un exemplaire en français sera expédié sur demande auprès du Service des affaires publiques.

BOMBARDIER INC.

Consolidated Balance Sheets

(millions of Canadian dollars)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	October 31, 2002 (Unaudited)	January 31, 2002	October 31, 2002 (Unaudited)	January 31, 2002	October 31, 2002 (Unaudited)	January 31, 2002
Assets							
Cash and cash equivalents		$ 1,561.9	$ 462.8	$ 1,332.3	$ 462.8	$ 229.6	$ -
Receivables		2,097.5	1,902.1	1,885.9	1,590.7	211.6	311.4
Finance receivables	2	7,895.1	6,461.7	66.6	63.4	7,828.5	6,398.3
Assets under operating leases	3	2,087.0	1,831.2	-	-	2,087.0	1,831.2
Inventories	4	10,363.4	8,956.5	10,363.4	8,956.5	-	-
Property, plant and equipment		3,476.1	3,408.4	3,322.8	3,245.3	153.3	163.1
Goodwill		3,061.9	2,712.9	3,061.9	2,712.9	-	-
Investment in and advances to BC		-	-	1,256.0	1,363.0	-	-
Other assets		2,033.6	2,017.0	1,566.1	1,456.4	467.5	560.6
		$ 32,576.5	$ 27,752.6	$ 22,855.0	$ 19,851.0	$ 10,977.5	$ 9,264.6
Liabilities							
Short-term borrowings	5	$ 4,843.3	$ 3,037.0	$ 2,618.2	$ 1,341.7	$ 2,225.1	$ 1,695.3
Advances from Bombardier		-	-	-	-	66.8	20.0
Accounts payable and accrued liabilities		7,987.6	7,779.4	7,443.8	7,360.9	543.8	418.5
Advances and progress billings in excess of related costs	4	2,820.6	3,019.0	2,820.6	3,019.0	-	-
Long-term debt	6	9,993.9	7,857.7	3,056.9	2,080.7	6,937.0	5,777.0
Other liabilities		2,227.4	1,969.5	2,211.8	1,958.7	15.6	10.8
		$ 27,872.8	$ 23,662.6	$ 18,151.3	$ 15,761.0	$ 9,788.3	$ 7,921.6
Shareholders' equity (Investment in BC)							
Preferred shares							
Issued and outstanding:							
Series 2: 2,597,907	7	$ 65.0	$ 300.0	$ 65.0	$ 300.0	$ -	$ -
(12,000,000 as at January 31, 2002)							
Series 3: 9,402,093	7	235.0	-	235.0	-	-	-
Series 4: 9,400,000	7	235.0	-	235.0	-	-	-
Common shares							
Issued and outstanding:							
Class A: 342,020,138							
(342,367,204 as at January 31, 2002)		47.4	47.4	47.4	47.4	-	-
Class B: 1,030,866,780							
(1,028,403,682 as at January 31, 2002)		860.7	848.8	860.7	848.8	-	-
Retained earnings		3,098.9	2,785.3	3,098.9	2,785.3	-	-
Deferred translation adjustment		161.7	108.5	161.7	108.5	-	-
Investment in BC		-	-	-	-	1,189.2	1,343.0
		$ 4,703.7	$ 4,090.0	$ 4,703.7	$ 4,090.0	$ 1,189.2	$ 1,343.0
		$ 32,576.5	$ 27,752.6	$ 22,855.0	$ 19,851.0	$ 10,977.5	$ 9,264.6

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Income

(Unaudited)

For the three months ended October 31

(millions of Canadian dollars, except per share amounts)

		Bombardier Inc. consolidated		Bombardier		BC	
	Notes	**2002**	2001	**2002**	2001	**2002**	2001
Revenues		**$ 5,604.6**	$ 4,980.0	**$ 5,468.5**	$ 4,850.2	**$ 234.6**	$ 233.0
Cost of sales and operating expenses		**5,115.6**	4,476.7	**5,033.9**	4,359.3	**180.2**	220.6
Depreciation and amortization		**138.7**	138.2	**97.4**	99.8	**41.3**	38.4
Interest expense		**66.6**	48.9	**66.6**	48.9	**-**	-
Other income		**(29.7)**	(46.7)	**(4.9)**	(7.8)	**(24.8)**	(38.9)
Net income from BC before BC's special items		**-**	-	**(22.9)**	(7.7)	**-**	-
		$ 5,291.2	$ 4,617.1	**$ 5,170.1**	$ 4,492.5	**$ 196.7**	$ 220.1
Income before special items and income taxes		**313.4**	362.9	**298.4**	357.7	**37.9**	12.9
Special items	8	**-**	958.6	**-**	701.2	**-**	662.5
Income (loss) before income taxes		**313.4**	(595.7)	**298.4**	(343.5)	**37.9**	(649.6)
Income taxes		**104.0**	(228.1)	**89.0**	24.1	**15.0**	(252.2)
Net income (loss)	9, 10 and 11	**$ 209.4**	$ (367.6)	**$ 209.4**	$ (367.6)	**$ 22.9**	$ (397.4)
Earnings (loss) per share:	9, 10 and 11						
Basic		**$ 0.15**	$ (0.27)				
Diluted		**$ 0.15**	$ (0.27)				

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Income

(Unaudited)

For the nine months ended October 31

(millions of Canadian dollars, except per share amounts)

		Bombardier Inc. consolidated		*Bombardier*		*BC*	
	Notes	**2002**	2001	**2002**	2001	**2002**	2001
Revenues		**$ 16,789.3**	$ 13,875.1	**$ 16,428.5**	$ 13,418.5	**$ 648.9**	$ 751.9
Cost of sales and operating expenses		**15,506.0**	12,400.5	**15,259.0**	11,950.1	**535.1**	745.7
Depreciation and amortization		**417.9**	346.8	**301.0**	241.0	**116.9**	105.8
Interest expense		**179.9**	121.9	**179.9**	121.9	**-**	-
Other income		**(107.4)**	(137.4)	**(14.6)**	(24.9)	**(92.8)**	(112.5)
Net income from BC before BC's special items		**-**	-	**(54.3)**	(7.7)	**-**	-
		$ 15,996.4	$ 12,731.8	**$ 15,671.0**	$ 12,280.4	**$ 559.2**	$ 739.0
Income before special items and income taxes		**792.9**	1,143.3	**757.5**	1,138.1	**89.7**	12.9
Special items	8	**-**	958.6	**-**	701.2	**-**	662.5
Income (loss) before income taxes		**792.9**	184.7	**757.5**	436.9	**89.7**	(649.6)
Income taxes		**262.9**	23.4	**227.5**	275.6	**35.4**	(252.2)
Net income (loss)	9, 10 and 11	**$ 530.0**	$ 161.3	**$ 530.0**	$ 161.3	**$ 54.3**	$ (397.4)
Earnings per share:	9, 10 and 11						
Basic		**$ 0.37**	$ 0.11				
Diluted		**$ 0.37**	$ 0.11				

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Retained Earnings

(Unaudited)

For the nine months ended October 31

(millions of Canadian dollars)

	Notes		Bombardier Inc. consolidated		
			2002		2001
Balance at beginning of period		**$**	**2,785.3**	$	2,660.0
Net income			**530.0**		161.3
Dividends:					
Preferred shares			**(21.6)**		(12.4)
Common shares			**(186.9)**		(186.3)
Share issue costs, net of tax	7		**(5.5)**		-
Other			**(2.4)**		(0.6)
Balance at end of period		**$**	**3,098.9**	$	2,622.0

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Cash Flows

(Unaudited)

For the three months ended October 31

(millions of Canadian dollars)

		Bombardier Inc. consolidated		*Bombardier*		*BC*	
	Notes	**2002**	2001	**2002**	2001	**2002**	2001
Operating activities							
Net income (loss)		**$ 209.4**	$ (367.6)	**$ 209.4**	$ (367.6)	**$ 22.9**	$ (397.4)
Non-cash items:							
Depreciation and amortization		**138.7**	138.2	**97.4**	99.8	**41.3**	38.4
Net loss (income) from BC		**-**	-	**(22.9)**	397.4	**-**	-
Provision for credit losses	2	**31.2**	30.8	**-**	-	**31.2**	30.8
Deferred income taxes		**64.6**	(213.0)	**60.1**	50.7	**4.5**	(263.7)
Special items	8	**-**	958.6	**-**	296.1	**-**	662.5
Net changes in non-cash balances related to operations		**121.6**	(918.8)	**(96.3)**	(787.1)	**217.9**	(131.7)
Cash flows from operating activities		**$ 565.5**	$ (371.8)	**$ 247.7**	$ (310.7)	**$ 317.8**	$ (61.1)
Investing activities							
Additions to property, plant and equipment, net		**$ (74.1)**	$ (230.9)	**$ (73.5)**	$ (213.0)	**$ (0.6)**	$ (17.9)
Net investment in finance receivables		**(543.8)**	86.1	**0.8**	(10.2)	**(544.6)**	96.3
Additions to assets under operating leases		**(331.9)**	(434.5)	**-**	-	**(331.9)**	(434.5)
Disposals of assets under operating leases		**286.9**	588.5	**-**	-	**286.9**	588.5
Investment in and advances to BC		**-**	-	**293.4**	(178.4)	**(293.4)**	178.4
Other		**152.6**	(41.4)	**8.3**	(29.6)	**144.3**	(11.8)
Cash flows from investing activities		**$ (510.3)**	$ (32.2)	**$ 229.0**	$ (431.2)	**$ (739.3)**	$ 399.0
Financing activities							
Net variation in short-term borrowings		**$ 1,088.4**	$ 163.1	**$ 576.2**	$ 504.6	**$ 512.2**	$ (341.5)
Proceeds from issuance of long-term debt	6	**19.0**	2.4	**3.5**	2.4	**15.5**	-
Repayment of long-term debt	6	**(48.8)**	(44.3)	**(4.6)**	(19.8)	**(44.2)**	(24.5)
Issuance of shares, net of related costs	7	**-**	3.5	**-**	3.5	**-**	-
Dividends paid		**(69.5)**	(65.8)	**(69.5)**	(65.8)	**-**	-
Cash flows from financing activities		**$ 989.1**	$ 58.9	**$ 505.6**	$ 424.9	**$ 483.5**	$ (366.0)
Effect of exchange rate changes on cash and cash equivalents		**$ (30.9)**	$ (55.9)	**$ (42.1)**	$ (70.4)	**$ 11.2**	$ 14.5
Net increase (decrease) in cash and cash equivalents		**$ 1,013.4**	$ (401.0)	**$ 940.2**	$ (387.4)	**$ 73.2**	$ (13.6)
Cash and cash equivalents at beginning of period		**548.5**	662.7	**392.1**	647.1	**156.4**	15.6
Cash and cash equivalents at end of period		**$ 1,561.9**	$ 261.7	**$ 1,332.3**	$ 259.7	**$ 229.6**	$ 2.0

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

BOMBARDIER INC.

Consolidated Statements of Cash Flows

(Unaudited)

For the nine months ended October 31

(millions of Canadian dollars)

		Bombardier Inc. consolidated		*Bombardier*		*BC*	
	Notes	**2002**	2001	**2002**	2001	**2002**	2001
Operating activities							
Net income (loss)		**$ 530.0**	$ 161.3	**$ 530.0**	$ 161.3	**$ 54.3**	$ (397.4)
Non-cash items:							
Depreciation and amortization		**417.9**	346.8	**301.0**	241.0	**116.9**	105.8
Net loss (income) from BC		**-**	-	**(54.3)**	397.4	**-**	-
Provision for credit losses	2	**85.4**	94.6	**-**	-	**85.4**	94.6
Deferred income taxes		**186.6**	(57.2)	**180.8**	223.3	**5.8**	(280.5)
Special items	8	**-**	958.6	**-**	296.1	**-**	662.5
Net changes in non-cash balances related to operations		**(1,610.4)**	(3,509.3)	**(1,815.9)**	(3,343.8)	**205.5**	(165.5)
Cash flows from operating activities		**$ (390.5)**	$ (2,005.2)	**$ (858.4)**	$ (2,024.7)	**$ 467.9**	$ 19.5
Investing activities							
Additions to property, plant and equipment, net		**$ (182.6)**	$ (602.5)	**$ (183.0)**	$ (557.9)	**$ 0.4**	$ (44.6)
Net investment in finance receivables		**325.0**	(780.7)	**(3.1)**	(0.6)	**328.1**	(780.1)
Additions to assets under operating leases		**(1,525.0)**	(1,477.3)	**-**	-	**(1,525.0)**	(1,477.3)
Disposals of assets under operating leases		**1,124.6**	1,161.8	**-**	-	**1,124.6**	1,161.8
Business acquisitions, net of cash acquired		**-**	(979.8)	**-**	(979.8)	**-**	-
Investment in and advances to BC		**-**	-	**150.1**	(67.8)	**(150.1)**	67.8
Other		**95.8**	(59.9)	**(16.0)**	(63.4)	**111.8**	3.5
Cash flows from investing activities		**$ (162.2)**	$ (2,738.4)	**$ (52.0)**	$ (1,669.5)	**$ (110.2)**	$ (1,068.9)
Financing activities							
Net variation in short-term borrowings		**$ 565.2**	$ 1,111.6	**$ 1,241.3**	$ 1,362.8	**$ (676.1)**	$ (251.2)
Proceeds from issuance of long-term debt	6	**2,286.0**	2,649.0	**890.4**	1,191.0	**1,395.6**	1,458.0
Repayment of long-term debt	6	**(925.4)**	(222.2)	**(28.2)**	(39.6)	**(897.2)**	(182.6)
Issuance of shares, net of related costs	7	**241.4**	18.6	**241.4**	18.6	**-**	-
Dividends paid		**(207.9)**	(198.9)	**(207.9)**	(198.9)	**-**	-
Balance of purchase price - Adtranz		**-**	306.8	**-**	306.8	**-**	-
Cash flows from financing activities		**$ 1,959.3**	$ 3,664.9	**$ 2,137.0**	$ 2,640.7	**$ (177.7)**	$ 1,024.2
Effect of exchange rate changes on cash and cash equivalents		**$ (307.5)**	$ (33.5)	**$ (357.1)**	$ (45.6)	**$ 49.6**	$ 12.1
Net increase (decrease) in cash and cash equivalents		**$ 1,099.1**	$ (1,112.2)	**$ 869.5**	$ (1,099.1)	**$ 229.6**	$ (13.1)
Cash and cash equivalents at beginning of period		**462.8**	1,373.9	**462.8**	1,358.8	**-**	15.1
Cash and cash equivalents at end of period		**$ 1,561.9**	$ 261.7	**$ 1,332.3**	$ 259.7	**$ 229.6**	$ 2.0

The accompanying notes are an integral part of these interim consolidated financial statements and provide information on the financial statement presentation.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the third quarter ended October 31, 2002
(All figures for the periods ended October 31, 2002 and 2001 and as at October 31, 2002 are unaudited)
(Tabular figures in millions of Canadian dollars except the number of shares and options and per share amounts)

INTERIM CONSOLIDATED FINANCIAL STATEMENT PRESENTATION

Bombardier Inc. is incorporated under the laws of Canada. The consolidated balance sheets are unclassified because Bombardier Inc. and its subsidiaries (the "Corporation") carry out their operations in four distinct segments, each one characterized by a specific operating cycle. Financial services and real estate activities, being distinct from Bombardier's other activities, are shown in a separate column, Bombardier Capital (BC), in the interim consolidated financial statements.

The following describes the columns shown in these financial statements:

Bombardier Inc. consolidated

This column represents all of the activities of the Corporation on a consolidated basis, after elimination of balances and transactions between Bombardier and BC.

Bombardier

This column represents the activities of the Corporation's three manufacturing segments (aerospace, transportation and recreational products). These segments are grouped and referred to as "Bombardier." Intercompany transactions and balances within this column have been eliminated, whereas intercompany transactions and balances between Bombardier and BC have not been eliminated. Bombardier's investment in BC is accounted for in this column under the equity method and comprises BC's equity and subordinated debt of Bombardier in BC.

BC

The BC column represents the financial services and real estate activities of the Corporation. Intercompany transactions and balances within BC have been eliminated, whereas intercompany transactions and balances between BC and Bombardier have not been eliminated.

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The interim consolidated financial statements include the accounts of Bombardier Inc. and its subsidiaries, substantially all of which are wholly-owned. They also include the Corporation's proportionate share of its joint ventures. Most legal entities of the transportation segment use a December 31 fiscal year-end. As a result, the Corporation consolidates these operations with a one-month lag with the remainder of its operations.

The interim consolidated financial statements have been prepared by the Corporation in accordance with Canadian generally accepted accounting principles (GAAP) applicable to interim consolidated financial statements and follow the same accounting policies and methods in their application as the most recent annual consolidated financial statements, except for the changes in accounting policies described in the first quarterly report. In the opinion of Management, all adjustments necessary for a fair

presentation are reflected in the interim consolidated financial statements. Such adjustments are of a normal and recurring nature. The interim consolidated financial statements should be read in conjunction with the audited Consolidated Financial Statements and notes thereto included in the Corporation's Annual Report for fiscal year 2002.

The results of operations for the interim periods are not necessarily indicative of the operating results for the full year. The Corporation usually invests in non-cash balances related to operations during the first three quarters of a fiscal year, mainly in the aerospace and recreational products segments. The non-cash balances related to operations are typically reduced in the fourth quarter, as a result of significant sales occurring in this quarter.

Certain reclassifications have been made to prior periods to conform to current reporting. The most significant changes consist in the presentation of Bombardier's interest income as other income and the reclassification of gain on sale of finance receivables, servicing and other fees, and other income of BC from revenues to other income. In addition, BC's depreciation expense related to assets under operating leases previously presented against revenues is now included in depreciation and amortization.

2. FINANCE RECEIVABLES

	October 31, 2002	January 31, 2002
	(unaudited)	
BC		
Continued portfolios		
Commercial		
- Loans	**$ 933.3**	$ 147.9
- Lease receivables	**407.5**	351.4
	1,340.8	499.3
Floorplan receivables		
- Securitized to third parties	**1,749.0**	-
- Other	**943.8**	973.7
	2,692.8	973.7
	4,033.6	1,473.0
Allowance for credit losses	**(33.7)**	(23.9)
Total – continued portfolios	**3,999.9**	1,449.1
Discontinued portfolios		
Commercial[1]		
- Loans	**1,025.9**	1,016.5
- Receivables	**1,577.9**	2,481.7
- Lease receivables	**249.2**	153.2
	2,853.0	3,651.4
Manufactured housing loans	**551.3**	630.7
Consumer loans	**382.3**	443.9
Other		
- Loans	**81.4**	131.5
- Lease receivables	**165.4**	341.1
	246.8	472.6
	4,033.4	5,198.6
Allowance for credit losses	**(204.8)**	(249.4)
Total – discontinued portfolios	**3,828.6**	4,949.2
	7,828.5	6,398.3
BOMBARDIER		
Finance receivables	**66.6**	63.4
Total	**$ 7,895.1**	$ 6,461.7

[1] In September 2002, Management decided to exit the receivable factoring and business aircraft financing activities. As a result, the related portfolios have been reclassified as discontinued portfolios.

Effective June 1, 2002, certain modifications were made to the securitization agreement related to the floorplan receivable portfolios. As a result, the Corporation regained control over these portfolios and, accordingly, an amount of $1,982.6 million of securitized receivables and the related short-term borrowings and long-term debt were recognized on the balance sheet as of that date. No gains or losses resulted from these transactions.

ALLOWANCE FOR CREDIT LOSSES

Changes in the allowance for credit losses were as follows:

	Three months ended October 31,		Nine months ended October 31,	
	2002	2001	**2002**	2001
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Balance at beginning of period	**$ 243.0**	$ 117.5	**$ 273.3**	$ 133.0
Provision for credit losses	**31.2**	571.2	**85.4**	635.0
Amounts charged off – net of recoveries	**(35.7)**	(374.5)	**(120.2)**	(453.8)
Balance at end of period	**$ 238.5**	$ 314.2	**$ 238.5**	$ 314.2

Impaired finance receivables amounted to $21.8 million and $219.4 million as at October 31, 2002 for continued and discontinued portfolios respectively ($23.7 million and $269.9 million as at January 31, 2002). Repossessed assets amounted to $33.4 million and $41.3 million as at October 31, 2002 and January 31, 2002 respectively.

3. ASSETS UNDER OPERATING LEASES

BC's assets under operating leases were as follows:

	October 31, 2002	January 31, 2002
	(unaudited)	
Continued portfolios		
Commercial aircraft	**$ 599.0**	$ 645.2
Freight cars - Assets held for resale	**81.1**	81.0
Industrial equipment	**66.0**	61.7
Total – continued portfolios	**746.1**	787.9
Discontinued portfolios[(1)]	**1,550.0**	1,221.7
	2,296.1	2,009.6
Accumulated depreciation[(2)]	**(209.1)**	(178.4)
	$ 2,087.0	$ 1,831.2

(1) In September 2002, Management decided to exit the business aircraft finance activities, with a portfolio amounting to $1,476.5 million as at October 31, 2002 ($1,133.0 million as at January 31, 2002). As a result, this portfolio has been reclassified as a discontinued portfolio.

(2) As at October 31, 2002, total accumulated depreciation related to continued portfolios was $98.3 million ($71.3 million as at January 31, 2002) and $110.8 million ($107.1 million as at January 31, 2002) for discontinued portfolios.

Freight cars held temporarily, pending their off-balance sheet financing through sale and leaseback transactions, are presented as assets held for resale.

4. INVENTORIES

	October 31, 2002	January 31, 2002
	(unaudited)	
Raw materials and work in process	$ 456.9	$ 545.4
Long-term contracts and aerospace programs	8,190.4	7,087.8
Finished products	1,716.1	1,323.3
	$10,363.4	$ 8,956.5

Costs incurred and accrued margins related to long-term contracts, and costs incurred related to ongoing aerospace programs amounted to $13,727.2 million as at October 31, 2002 ($11,693.2 million as at January 31, 2002). Advances received and progress billings on long-term contracts and ongoing aerospace programs amounted to $8,357.4 million as at October 31, 2002 ($7,624.4 million as at January 31, 2002), of which $2,820.6 million represents a liability disclosed as advances and progress billings in excess of related costs as at October 31, 2002 ($3,019.0 million as at January 31, 2002).

5. SHORT-TERM BORROWINGS

	October 31, 2002	January 31, 2002
	(unaudited)	
Bombardier	$2,618.2	$1,341.7
BC	2,225.1	1,695.3
	$4,843.3	$3,037.0

Under banking syndicate agreements, Bombardier Inc. and some of its subsidiaries must maintain certain financial ratios on a quarterly basis, a condition which had been met as at October 31, 2002 and January 31, 2002.

Bombardier

Bombardier's credit facilities and borrowings as well as their rates and maturities were as follows:

October 31, 2002 (unaudited)

	Committed	Amount drawn[(1)]	Letters of credit drawn	Available	Period-end rate	Average rate for the period	Maturity
Credit facilities:							
European	$ 5,782.5	$1,767.2	$2,913.3	$1,102.0	3.1%	3.3%	2004-2008
North American	1,750.0	851.0	239.5	659.5	3.2%	3.1%	2004-2006
	$ 7,532.5	$2,618.2	$3,152.8	$1,761.5			

(1) The foreign currency components of the amounts drawn were €773.0 million and $346.0 million US for the European facility and $14.3 million US for the North American facility.

During the quarter ended October 31, 2002, Bombardier repaid at maturity $802.1 million floating-rate notes (¥20.0 billion, €200.0 million and $250.0 million). In addition, in September 2002, Bombardier renewed the $750.0 million short-term portion of its syndicated North American bank credit facility, maturing in September 2003.

On July 10, 2002, the Corporation entered into a new €3,750.0 million credit facility to refinance its existing €1,700.0 million European credit facility and various bilateral facilities resulting from the Adtranz acquisition. This new credit facility has a committed 364-day portion of €600.0 million and a committed five-year portion of €3,150.0 million. Amounts may be drawn under this credit facility in various currencies, including U.S. dollars, euros and sterling pounds at variable rates based on LIBOR or Euribor. The facility may be used for the issuance of letters of credit and as a liquidity back-up for the €1.0 billion European Commercial Paper program.

Remaining bilateral facilities resulting from the Adtranz acquisition amounted to $485.4 million as at October 31, 2002, compared to $2,449.4 million as at January 31, 2002. Bombardier also had $842.4 million of outstanding letters of credit as at October 31, 2002 ($1,213.9 million as at January 31, 2002), in addition to the outstanding letters of credit shown in the Bombardier tables.

The amounts drawn under the credit facilities included $1,017.7 million as at October 31, 2002 ($165.4 million as at January 31, 2002) of commercial paper borrowings, with maturities of up to three months.

January 31, 2002

	Committed	Amount drawn[1]	Letters of credit drawn	Available	Year-end rate	Average rate for the year	Maturity
Credit facilities:							
European	$ 2,325.9	$ 414.9	$ 985.7	$ 925.3	3.6%	4.2%	2006
North American	1,750.0	165.4	145.5	1,439.1	2.2%	3.7%	2003-2006
	$ 4,075.9	$ 580.3	$ 1,131.2	$2,364.4			
Borrowings:							
Notes		761.4			2.4%	2.7%	2003
		$1,341.7					

[1] The foreign currency components of the amounts drawn were €300.0 million for the European facility and €200.0 million and ¥20,000.0 million for the notes.

BC

BC's credit facilities and their rates and maturities were as follows:

October 31, 2002 (unaudited)

	Committed	Amount drawn[1]	Available	Period-end rate	Average rate for the period	Maturity
Credit facilities:						
Revolving lines	**$ 2,030.3**	**$1,069.6**	**$ 960.7**	**2.1%**	**2.1%**	**2004-2006**
Bank loans	**156.0**	**141.8**	**14.2**	**3.2%**	**2.6%**	**2004**
Other	**1,380.7**	**1,013.7**	**367.1**	**2.2%**	**2.2%**	**2004**
	$ 3,567.0	**$2,225.1**	**$1,342.0**			

(1) The US $ components of the amounts drawn were $676.6 million US for the revolving lines, $50.0 million US for the bank loans and $567.1 million US for other.

In September 2002, BC renewed short-term revolving lines of $470.0 million (reduced from $700.0 million) and $400.0 million US (reduced from $600.0 million US), maturing in September 2003.

Following the recognition of the securitized floorplan receivables on-balance sheet, effective June 1, 2002, committed credit facilities shown as other in the above table include an amount of $1,334.5 million as at October 31, 2002 of short-term borrowings related to securitized floorplan receivables, of which an amount of $320.8 million was available (see note 2).

The amounts drawn under the credit facilities included $1,069.6 million as at October 31, 2002 ($1,277.3 million as at January 31, 2002) of commercial paper borrowings, with maturities of up to two months.

January 31, 2002

	Committed	Amount drawn[1]	Available	Year-end rate	Average rate for the year	Maturity
Credit facilities:						
Revolving lines	$2,610.8	$1,277.3	$ 1,333.5	2.1%	4.3%	2003-2006
Bank loans	286.6	215.3	71.3	2.9%	4.6%	2003
Other	796.3	202.7	593.6	2.0%	2.6%	2003
	$3,693.7	$ 1,695.3	$ 1,998.4			

(1) The US $ components of the amounts drawn were $749.5 million US for the revolving lines, $95.0 million US for the bank loans and $124.4 million US for other.

6. LONG-TERM DEBT

During the second quarter ended July 31, 2002, BC, through an indirectly wholly-owned subsidiary of the Corporation, issued on the European market, notes amounting to €500.0 million ($703.1 million) and £300.0 million ($677.0 million), maturing in May 2007 and May 2009 respectively. The euro notes bear interest at 6.125% and the sterling notes bear interest at 6.75%. In addition, BC repaid at maturity, floating-rate notes amounting to $445.0 million US ($698.9 million) and $150.0 million.

Effective June 1, 2002, an amount of $739.8 million of BC's long-term debt related to securitized floorplan receivables was recognized on the balance sheet (see note 2).

During the first quarter ended April 30, 2002, the Corporation issued notes amounting to $550.0 million US ($866.4 million), maturing on May 1, 2012 and bearing interest of 6.75%.

As at October 31, 2002 and January 31, 2002, the Corporation had complied with the restrictive covenants contained in its various financing agreements.

7. SHARE CAPITAL

On August 1, 2002, 9,402,093 Series 2 Cumulative Redeemable Preferred Shares were converted into 9,402,093 Series 3 Cumulative Redeemable Preferred Shares. The Series 3 Cumulative Redeemable Preferred Shares carry an annual dividend rate of 5.476% for the initial five-year period payable quarterly, if declared. The remaining 2,597,907 Series 2 Cumulative Redeemable Preferred Shares carry a floating adjustable cumulative preferential cash dividend, payable monthly, if declared, commencing on August 1, 2002, with the annual floating dividend rate equal to 80% of the Canadian prime rate. The dividend rate will float in relation to changes in the prime rate and will be adjusted upwards or downwards on a monthly basis to a monthly maximum of 4% if the trading price of the Series 2 Preferred Shares is less than $24.90 per share or more than $25.10 per share.

On March 8, 2002, the Corporation issued 9,400,000 Series 4 Cumulative Redeemable Preferred Shares carrying a fixed cumulative preferential cash dividend of 6.25% per year, payable quarterly. The net proceeds of the issuance amounting to $227.6 million have been used to repay short-term debt.

8. SPECIAL ITEMS

During the third quarter ended October 31, 2001, the Corporation recorded special charges of $958.6 million ($603.5 million after tax). The special charges in the aerospace segment totalled $296.1 million ($198.4 million after tax), including $264.0 million related to the write-off of the carrying value of the non-recurring costs of the Bombardier Q400* program, due to the overall outlook of the turboprop aircraft market, and $32.1 million for severance and other involuntary termination costs as a result of the decision to reduce employment levels, production rates and deliveries to adjust to market conditions. In addition, the Corporation discontinued loan origination activities for the manufactured housing and the consumer products finance businesses for the BC segment. As a result of this decision and the slowdown in the U.S. economy, which negatively affected the credit quality of the related portfolios, BC recorded a special charge of $662.5 million ($405.1 million after tax), of which $540.4 million was for the impairment of the value of these on- and off-balance sheet portfolios, and $122.1 million was for the write-down of the value of other assets related to the discontinued portfolios and to other related restructuring charges.

9. SHARE-BASED PLANS

During the nine-month period ended October 31, 2002, the Corporation granted 4,855,000 options to purchase Class B (Subordinated Voting) Shares to key employees and directors. The weighted average grant date fair value of options granted during this period amounted to $5.13 per option. The fair value of each option granted was determined using the Black-Scholes option pricing model and the following weighted average assumptions:

Risk-free interest rate	5.43%
Expected life	6 years
Expected volatility in the market price of the shares	28.3%
Expected dividend yield	0.90%

The Corporation has elected to account for its share option plans as capital transactions. If the share option plans had been accounted for based on the fair value method, pro forma net income and pro forma earnings per share would have been as follows:

		Three months ended October 31, 2002	Nine months ended October 31, 2002
		(unaudited)	**(unaudited)**
Net income			
- as reported		**$ 209.4**	**$ 530.0**
- pro forma		**$ 207.3**	**$ 525.1**
Earnings per share			
Basic	- as reported	**$ 0.15**	**$ 0.37**
	- pro forma	**$ 0.14**	**$ 0.37**
Diluted	- as reported	**$ 0.15**	**$ 0.37**
	- pro forma	**$ 0.14**	**$ 0.36**

The pro forma figures omit the effect of stock options granted prior to February 1, 2002.

10. EARNINGS PER SHARE

Basic and diluted earnings per share were as follows. The number of shares and options are expressed in thousands.

	Three months ended October 31, 2002	Three months ended October 31, 2001	Nine months ended October 31, 2002	Nine months ended October 31, 2001
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Net income (loss)	**$ 209.4**	$ (367.6)	**$ 530.0**	$ 161.3
Preferred share dividends, net of tax	**8.3**	4.6	**24.0**	13.0
Net income (loss) available to common shareholders	**$ 201.1**	$ (372.2)	**$ 506.0**	$ 148.3
Weighted average number of common shares outstanding	**1,372,887**	1,369,323	**1,372,225**	1,368,000
Stock options	**6,447**	20,706	**12,818**	24,000
Weighted average diluted number of common shares outstanding	**1,379,334**	1,390,029	**1,385,043**	1,392,000
Earnings (loss) per share				
Basic	**$ 0.15**	$ (0.27)	**$ 0.37**	$ 0.11
Diluted	**$ 0.15**	$ (0.27)	**$ 0.37**	$ 0.11

For the three-month periods ended October 31, 2002 and 2001, a total of 30,034 and 9,138 stock options respectively, and for the nine-month periods ended October 31, 2002 and 2001, a total of 15,194 and 4,163 stock options respectively, were excluded from the calculation of diluted earnings per share, since the exercise price of these options exceeded the average market value of the Corporation's Class B (Subordinated Voting) Shares for the respective periods. There were 45,721 and 43,842 options issued and outstanding as at October 31, 2002 and January 31, 2002 respectively.

11. ADJUSTED NET INCOME

Net income before the effect of goodwill amortization ("adjusted net income") and adjusted earnings per share were as follows:

	Three months ended October 31,		Nine months ended October 31,	
	2002	2001	**2002**	2001
	(unaudited)	(unaudited)	**(unaudited)**	(unaudited)
Net income (loss)	**$ 209.4**	$ (367.6)	**$ 530.0**	$ 161.3
Goodwill amortization, net of tax	**-**	16.9	**-**	27.6
Adjusted net income (loss)	**$ 209.4**	$ (350.7)	**$ 530.0**	$ 188.9
Earnings (loss) per share				
Basic – as reported	**$ 0.15**	$ (0.27)	**$ 0.37**	$ 0.11
– adjusted	**$ 0.15**	$ (0.26)	**$ 0.37**	$ 0.13
Diluted – as reported	**$ 0.15**	$ (0.27)	**$ 0.37**	$ 0.11
– adjusted	**$ 0.15**	$ (0.26)	**$ 0.37**	$ 0.13

12. CONTINGENCIES

The Corporation is a defendant in certain legal cases currently pending before various courts in relation to product liability and contract disputes with customers and other third parties. The Corporation intends to vigorously defend its position in these matters. Management believes the Corporation has made adequate provisions to cover potential losses and amounts not recoverable under insurance coverage, if any, in relation to these legal actions.

13. SEGMENT DISCLOSURE

The Corporation operates in the four reportable segments described below. Each reportable segment offers different products and services, requires different technology and marketing strategies and is headed by a president and chief operating officer.

The aerospace segment is engaged in the design, manufacture and sale of business and regional aircraft for individuals, corporations and commercial airline customers. It is also engaged in the manufacture of major airframe components for aircraft designed and built by other American and European aircraft manufacturers. In addition, it provides commercial and military aviation services, including technical services and pilot training.

The transportation segment is the global leader in the rail equipment manufacturing and servicing industry. Its wide range of products includes passenger railcars and complete rail transportation systems. It also manufactures locomotives, freight cars, propulsion and train control systems and provides signalling equipment and systems.

The recreational products segment is responsible for developing, manufacturing and marketing snowmobiles, watercraft, boats, all-terrain vehicles, utility vehicles and engines.

The capital segment (BC) includes financial services and real estate activities. Financial services offers secured financing and leasing solutions to manufacturers, retailers and other commercial businesses, primarily in North American markets. BC also offers full-service maintenance and/or management services to owners and users of freight cars in North American markets. BC also services discontinued portfolios (see note 2). The real estate activities of this segment consist of selling land to real estate developers and renting office buildings to Bombardier.

The accounting policies of the segments are the same as those described in the Corporation's Annual Report for the year ended January 31, 2002, except for the changes in accounting policies described in the first quarterly report. Management evaluates performance based on income or loss before special items and income taxes. Intersegment services are accounted for at current market prices as if the services were provided to third parties.

Corporate interest costs are allocated to the manufacturing segments based on each segment's net assets, and are computed as follows: one half of the Canadian prime rate is charged on gross utilized assets reduced by interest on customer advances calculated at the Canadian prime rate. The balance of unallocated actual interest costs, if any, is allocated to each manufacturing segment based on its net assets. Net assets exclude cash and cash equivalents, investment in and advances to BC and deferred income taxes, and are net of accounts payable and accrued liabilities, advances and progress billings in excess of related costs and accrued benefit liability and other. Most corporate office charges are allocated based on each segment's revenues.

The tables containing detailed segmented data are shown on the following pages.

* Trademark of Bombardier Inc. or its subsidiaries

SEGMENT DISCLOSURE

(unaudited)
For the three months ended October 31
(millions of Canadian dollars)

Industry segments	Bombardier Inc. consolidated		Aerospace		Transportation		Recreational Products		BC	
	2002	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**	2001
External revenues	**$ 5,604.6**	$ 4,980.0	**$ 2,435.0**	$ 2,572.6	**$ 2,288.4**	$ 1,727.6	**$ 745.1**	$ 550.0	**$ 136.1**	$ 129.8
Intersegment eliminations	**-**	-	**-**	-	**5.8**	6.2	**-**	-	**98.5**	103.2
Revenues	**$ 5,604.6**	$ 4,980.0	**$ 2,435.0**	$ 2,572.6	**$ 2,294.2**	$ 1,733.8	**$ 745.1**	$ 550.0	**$ 234.6**	$ 233.0
Cost of sales and operating expenses	**$ 5,115.6**	$ 4,476.7	**$ 2,204.7**	$ 2,237.8	**$ 2,170.3**	$ 1,642.6	**$ 664.7**	$ 485.1	**$ 180.2**	$ 220.6
Depreciation and amortization	**138.7**	138.2	**41.4**	33.6	**41.8**	52.6	**14.2**	13.6	**41.3**	38.4
Interest expense and other income	**36.9**	2.2	**77.7**	61.4	**(24.6)**	(26.7)	**8.6**	6.4	**(24.8)**	(38.9)
	5,291.2	4,617.1	**2,323.8**	2,332.8	**2,187.5**	1,668.5	**687.5**	505.1	**196.7**	220.1
Income before special items and income taxes	**$ 313.4**	$ 362.9	**$ 111.2**	$ 239.8	**$ 106.7**	$ 65.3	**$ 57.6**	$ 44.9	**$ 37.9**	$ 12.9
Special items	**-**	958.6								
Income (loss) before income taxes	**$ 313.4**	$ (595.7)								

SEGMENT DISCLOSURE

(unaudited, except for January 31, 2002 figures)

For the nine months ended October 31

(millions of Canadian dollars)

Industry segments	Bombardier Inc. consolidated 2002	Bombardier Inc. consolidated 2001	Aerospace 2002	Aerospace 2001	Transportation 2002	Transportation 2001	Recreational Products 2002	Recreational Products 2001	BC 2002	BC 2001
External revenues	**$ 16,789.3**	$ 13,875.1	**$ 7,724.7**	$ 7,910.3	**$ 6,990.7**	$ 4,169.4	**$ 1,713.1**	$ 1,338.8	**$ 360.8**	$ 456.6
Intersegment eliminations	**-**	-	**-**	-	**16.6**	17.8	**-**	-	**288.1**	295.3
Revenues	**$ 16,789.3**	$ 13,875.1	**$ 7,724.7**	$ 7,910.3	**$ 7,007.3**	$ 4,187.2	**$ 1,713.1**	$ 1,338.8	**$ 648.9**	$ 751.9
Cost of sales and operating expenses	**$ 15,506.0**	$ 12,400.5	**$ 7,115.0**	$ 6,746.3	**$ 6,633.8**	$ 4,024.7	**$ 1,526.8**	$ 1,196.9	**$ 535.1**	$ 745.7
Depreciation and amortization	**417.9**	346.8	**116.6**	99.4	**143.2**	111.0	**41.2**	30.6	**116.9**	105.8
Interest expense and other income	**72.5**	(15.5)	**216.0**	185.5	**(75.5)**	(107.3)	**24.8**	18.8	**(92.8)**	(112.5)
	15,996.4	12,731.8	**7,447.6**	7,031.2	**6,701.5**	4,028.4	**1,592.8**	1,246.3	**559.2**	739.0
Income before special items and income taxes	**$ 792.9**	$ 1,143.3	**$ 277.1**	$ 879.1	**$ 305.8**	$ 158.8	**$ 120.3**	$ 92.5	**$ 89.7**	$ 12.9
Special items	**-**	958.6								
Income before income taxes	**$ 792.9**	$ 184.7								
Additions to property, plant and equipment and goodwill, net										
- excluding business acquisitions	**$ 182.6**	$ 602.5	**$ 72.2**	$ 304.7	**$ 72.2**	$ 136.4	**$ 38.6**	$ 116.8	**$ (0.4)**	$ 44.6
- business acquisitions	**-**	3,508.4	**-**	-	**-**	3,434.6	**-**	73.8	**-**	-
	$ 182.6	$ 4,110.9	**$ 72.2**	$ 304.7	**$ 72.2**	$ 3,571.0	**$ 38.6**	$ 190.6	**$ (0.4)**	$ 44.6

As at	**October 31, 2002**	January 31, 2002	**October 31, 2002**	January 31, 2002	**October 31, 2002**	January 31, 2002	**October 31, 2002**	January 31, 2002	**October 31, 2002**	January 31, 2002
Net segmented assets	**$ 9,448.8**	$ 7,343.5	**$ 6,827.4**	$ 5,289.6	**$ 890.3**	$ 322.7	**$ 541.9**	$ 388.2	**$ 1,189.2**	$ 1,343.0
Accounts payable and accrued liabilities	**7,443.8**	7,360.9								
Advances and progress billings in excess of related costs	**2,820.6**	3,019.0								
Accrued benefit liability and other	**1,171.7**	1,061.6								
Advances to BC	**66.8**	20.0								
Deferred income taxes	**571.0**	583.2								
Cash and cash equivalents	**1,332.3**	462.8								
Total assets – Bombardier	**$ 22,855.0**	$ 19,851.0								
Investment in and advances to BC	**(1,256.0)**	(1,363.0)								
Total assets – BC	**10,977.5**	9,264.6								
Total assets – Bombardier Inc. consolidated	**$ 32,576.5**	$ 27,752.6								